<u>**REVISED Term Sheet**</u>

RALI Series 2006-QA7 Trust
Mortgage Pass-Through Certificates,
Series 2006-QA7

Residential Accredit Loans, Inc.
Depositor

Residential Funding Corporation
Sponsor and Master Servicer

Deutsche Bank Trust Company Americas
Trustee

Residential Funding Securities LLC
Lead Underwriter

THE DEPOSITOR HAS FILED A REGISTRATION STATEMENT (INCLUDING A BASE PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE BASE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE DEPOSITOR HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE DEPOSITOR AND THE OFFERING. YOU MAY GET THESE DOCUMENTS AT NO CHARGE BY VISITING EDGAR ON THE SEC WEB SITE AT *WWW.SEC.GOV*. ALTERNATIVELY, THE DEPOSITOR, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE BASE PROSPECTUS AT NO CHARGE IF YOU REQUEST IT BY CALLING TOLL-FREE 1-888 523-3990.

This term sheet is not required to, and does not, contain all information that is required to be included in the base prospectus and the prospectus supplement for the offered certificates. The information in this term sheet is preliminary and is subject to completion or change.

The information in this term sheet, if conveyed prior to the time of your commitment to purchase any of the offered certificates, supersedes information contained in any prior similar term sheet, the term sheet supplement and any other free writing prospectus relating to those offered certificates.

This term sheet and the related term sheet supplement is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

August 9, 2006

Important notice about information presented in any final term sheet for any class of offered certificates, the term sheet supplement and the related base prospectus with respect to the offered certificates

We provide information to you about the offered certificates in three or more separate documents that provide progressively more detail:

- the related base prospectus, dated August 8, 2006, which provides general information, some of which may not apply to the offered certificates;

- the term sheet supplement, dated August 8, 2006, which provides general information about series of certificates issued pursuant to the depositor's QA program, some of which may not apply to the offered certificates; and

- this term sheet, which describes terms applicable to the classes of offered certificates described herein and provides a description of certain collateral stipulations regarding the mortgage loans and the parties to the transaction, and provides other information related to the offered certificates.

This term sheet provides a very general overview of certain terms of the offered certificates and does not contain all of the information that you should consider in making your investment decision. To understand all of the terms of a class of the offered certificates, you should read carefully this document, the term sheet supplement, and the entire base prospectus.

The related base prospectus may be found by visiting EDGAR on the SEC website at www.sec.gov.

The registration statement to which this offering relates is Commission File Number 333-131213.

If the description of the offered certificates in this term sheet differs from the description of the senior certificates in the related base prospectus or the term sheet supplement, you should rely on the description in this term sheet. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the term sheet supplement and the related base prospectus.

The information in this term sheet, if conveyed prior to the time of your contractual commitment to purchase any of the offered certificates, supersedes any information contained in any prior similar materials relating to such certificates. The information in this term sheet is preliminary, and is subject to completion or change. This term sheet is being delivered to you solely to provide you with information about the offering of the certificates referred to in this term sheet and to solicit an offer to purchase the certificates, when, as and if issued. Any such offer to purchase made by you will not be accepted and will not constitute a contractual commitment by you to purchase any of the certificates, until we have accepted your offer to purchase certificates.

The certificates referred to in these materials are being sold when, as and if issued. The issuing entity is not obligated to issue such certificates or any similar security and the underwriter's obligation to deliver such certificates is subject to the terms and conditions of the underwriting agreement with the issuing entity and the availability of such certificates when, as and if issued by the issuing entity. You are advised that the terms of the offered certificates, and the characteristics of the mortgage loan pool backing them, may change (due, among other things, to the possibility that mortgage loans that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different mortgage loans may be added to the pool, and that one or more classes of certificates may be split, combined or eliminated), at any time prior to

issuance or availability of a final prospectus. You are advised that certificates may not be issued that have the characteristics described in these materials. The underwriter's obligation to sell such certificates to you is conditioned on the mortgage loans and certificates having the characteristics described in these materials. If for any reason the issuing entity does not deliver such certificates, the underwriter will notify you, and neither the issuing entity nor any underwriter will have any obligation to you to deliver all or any portion of the certificates which you have committed to purchase, and none of the issuing entity nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

Neither the issuing entity of the certificates or any of its affiliates prepared, provided, approved or verified any statistical or numerical information presented herein, although that information may be based in part on loan level data provided by the issuing entity or its affiliates.

Risk Factors

The offered certificates are not suitable investments for all investors. In particular, you should not purchase any class of offered certificates unless you understand the prepayment, credit, liquidity and market risks associated with that class. The offered certificates are complex securities. You should possess, either alone or together with an investment advisor, the expertise necessary to evaluate the information contained in this term sheet, the term sheet supplement and the related base prospectus for the offered certificates in the context of your financial situation and tolerance for risk. You should carefully consider, among other things, all of the applicable risk factors in connection with the purchase of any class of the offered certificates listed in the section entitled "Risk Factors" in the term sheet supplement.

Class	Pass-Through Rate	Certificate Principal Balance[1]	Initial Rating (S&P / Moody's) [2]	Designations
Offered Certificates				
A-I-1	Adjustable Rate [3]	$210,612,000	AAA / Aaa	Senior / Adjustable Rate
A-II-1	Adjustable Rate [4]	304,279,000	AAA / Aaa	Senior / Super Senior / Adjustable Rate
A-II-2	Adjustable Rate [5]	33,809,000	AAA / Aaa	Senior / Senior Support / Adjustable Rate
M-1	Adjustable Rate [6]	10,325,000	[AA+ / Aa1]	Mezzanine / Adjustable Rate
M-2	Adjustable Rate [7]	5,310,000	[AA / Aa2]	Mezzanine / Adjustable Rate
M-3	Adjustable Rate [8]	3,835,000	[AA- / Aa3]	Mezzanine / Adjustable Rate
M-4	Adjustable Rate [9]	2,654,000	[A+ / A1]	Mezzanine / Adjustable Rate
M-5	Adjustable Rate [10]	2,360,000	[A / A2]	Mezzanine / Adjustable Rate
M-6	Adjustable Rate [11]	2,360,000	[A- / A3]	Mezzanine / Adjustable Rate
M-7	Adjustable Rate [12]	2,360,000	[BBB+ / Baa1]	Mezzanine / Adjustable Rate
M-8	Adjustable Rate [13]	2,654,000	[BBB / Baa2]	Mezzanine / Adjustable Rate
M-9	Adjustable Rate [14]	2,655,000	[BBB- / Baa3]	Mezzanine / Adjustable Rate
B	Adjustable Rate [15]	2,646,000	[BB+ / Ba1]	Mezzanine / Adjustable Rate
Total		**$585,859,000**		

[1] The initial Certificate Principal Balances presented in this term sheet are approximate and subject to a +/- 10% variance.

[2] It is a condition to the issuance of the Class A-I-1 Certificates, Class A-II-1 Certificates, Class A-II-2 Certificates and Class M-1 Certificates through the Class B Certificates that they be rated by at least two of the rating agencies. The rating agencies will include Standard & Poor's, a division of McGraw-Hill Companies, Inc. ("S&P") and Moody's Investors Service, Inc. ("Moody's").

[3] The Pass-Through Rate for the Class A-I-1 Certificates will be a floating rate based on One-Month LIBOR plus []% subject to a maximum rate equal to the Net WAC Cap Rate (which is equal to the weighted average net rate on the mortgage loans adjusted for payments due to, or received from, the swap counterparty). The Class A-I-1 Certificates will also be entitled to receive certain swap payments as described under the Swap Agreement section below.

[4] The Pass-Through Rate for the Class A-II-1 Certificates will be a floating rate based on One-Month LIBOR plus []% subject to a maximum rate equal to the Net WAC Cap Rate (which is equal to the weighted average net rate on the mortgage loans adjusted for payments due to, or received from, the swap counterparty). The Class A-II-1 Certificates will also be entitled to receive certain swap payments as described under the Swap Agreement section below

[5] The Pass-Through Rate for the Class A-II-2 Certificates will be a floating rate based on One-Month LIBOR plus []% subject to a maximum rate equal to the Net WAC Cap Rate (which is equal to the weighted average net rate on the mortgage loans adjusted for payments due to, or received from, the

swap counterparty). The Class A-II-2 Certificates will also be entitled to receive certain swap payments as described under the Swap Agreement section below

(6) The Pass-Through Rate for the Class M-1 Certificates will be a floating rate based on the lesser of (a) One-Month LIBOR plus []% and (b) 14.000%; subject to a maximum rate equal to the Net WAC Cap Rate (which is equal to the weighted average net rate on the mortgage loans adjusted for payments due to, or received from, the swap counterparty). The Class M-1 Certificates will also be entitled to receive certain swap payments as described under the Swap Agreement section below.

(7) The Pass-Through Rate for the Class M-2 Certificates will be a floating rate based on the lesser of (a) One-Month LIBOR plus []% and (b) 14.000%; subject to a maximum rate equal to the Net WAC Cap Rate (which is equal to the weighted average net rate on the mortgage loans adjusted for payments due to, or received from, the swap counterparty). The Class M-2 Certificates will also be entitled to receive certain swap payments as described under the Swap Agreement section below.

(8) The Pass-Through Rate for the Class M-3 Certificates will be a floating rate based on the lesser of (a) One-Month LIBOR plus []% and (b) 14.000%; subject to a maximum rate equal to the Net WAC Cap Rate (which is equal to the weighted average net rate on the mortgage loans adjusted for payments due to, or received from, the swap counterparty). The Class M-3 Certificates will also be entitled to receive certain swap payments as described under the Swap Agreement section below.

(9) The Pass-Through Rate for the Class M-4 Certificates will be a floating rate based on the lesser of (a) One-Month LIBOR plus []% and (b) 14.000%; subject to a maximum rate equal to the Net WAC Cap Rate (which is equal to the weighted average net rate on the mortgage loans adjusted for payments due to, or received from, the swap counterparty). The Class M-4 Certificates will also be entitled to receive certain swap payments as described under the Swap Agreement section below.

(10) The Pass-Through Rate for the Class M-5 Certificates will be a floating rate based on the lesser of (a) One-Month LIBOR plus []% and (b) 14.000%; subject to a maximum rate equal to the Net WAC Cap Rate (which is equal to the weighted average net rate on the mortgage loans adjusted for payments due to, or received from, the swap counterparty). The Class M-5 Certificates will also be entitled to receive certain swap payments as described under the Swap Agreement section below.

(11) The Pass-Through Rate for the Class M-6 Certificates will be a floating rate based on the lesser of (a) One-Month LIBOR plus []% and (b) 14.000%; subject to a maximum rate equal to the Net WAC Cap Rate (which is equal to the weighted average net rate on the mortgage loans adjusted for payments due to, or received from, the swap counterparty). The Class M-6 Certificates will also be entitled to receive certain swap payments as described under the Swap Agreement section below.

(12) The Pass-Through Rate for the Class M-7 Certificates will be a floating rate based on the lesser of (a) One-Month LIBOR plus []% and (b) 14.000%; subject to a maximum rate equal to the Net WAC Cap Rate (which is equal to the weighted average net rate on the mortgage loans adjusted for payments due to, or received from, the swap counterparty). The Class M-7 Certificates will also be entitled to receive certain swap payments as described under the Swap Agreement section below.

(13) The Pass-Through Rate for the Class M-8 Certificates will be a floating rate based on the lesser of (a) One-Month LIBOR plus []% and (b) 14.000%; subject to a maximum rate equal to the Net WAC Cap Rate (which is equal to the weighted average net rate on the mortgage loans adjusted for payments due to, or received from, the swap counterparty). The Class M-8 Certificates will also be entitled to receive certain swap payments as described under the Swap Agreement section below.

(14) The Pass-Through Rate for the Class M-9 Certificates will be a floating rate based on the lesser of (a) One-Month LIBOR plus []% and (b) 14.000%; subject to a maximum rate equal to the Net WAC Cap Rate (which is equal to the weighted average net rate on the mortgage loans adjusted for payments due to, or received from, the swap counterparty). The Class M-9 Certificates will also be entitled to receive certain swap payments as described under the Swap Agreement section below.

(15) The Pass-Through Rate for the Class B Certificates will be a floating rate based on the lesser of (a) One-Month LIBOR plus []% and (b) 14.000%; subject to a maximum rate equal to the Net WAC Cap Rate (which is equal to the weighted average net rate on the mortgage loans adjusted for payments due to, or received from, the swap counterparty). The Class B Certificates will also be entitled to receive certain swap payments as described under the Swap Agreement section below.

AGGREGATE POOL (LOAN GROUP I AND LOAN GROUP II) – STIPULATED MORTGAGE POOL CHARACTERISTIC

Mortgage Loan Type:	3/1, 3/6, 5/1, 5/6, 7/1 & 7/6 Alt A Hybrid Arm
Aggregate Stated Principal Balance (+/- 10%):	$590mm
Gross Weighted Average Coupon (+/- 0.10):	7.00%
Weighted Average Servicing Fee (+/- 0.10):	0.31%
Weighted Average Pass-Thru Rate (+/- 0.10):	6.69%
Weighted Average Gross Margin (+/- 0.15):	2.30%
Weighted Average Cap at the Roll (+/- 0.15):	4.62%
Weighted Average Periodic Cap (+/- 0.15):	1.66%
Weighted Average Life Cap (+/- 0.15):	5.28%
Weighted Average Original Maturity (+/- 1 Month):	360
Weighted Average Remaining Maturity (+/- 1 Month):	359
Months to Roll (+/- 1 Month):	58
Weighted Average LTV Ratio (+/- 5):	77.15%
California Concentration (+/- 10):	40.92%
Full/Alt documentation (+/- 10):	17.22%
Cash out refinance (+/- 10):	17.44%
Single Family Detached (+/- 10):	81.32%
Investor property (+/- 10):	12.00%
Interest Only Mortgage Loans (+/- 10):	89.18%
Weighted Average FICO (+/- 10):	711
Average Mortgage Loan Balance (+/- 10%):	$307,364
Conforming Balance (+/-10):	59.52%
Prepayment Penalty (+/-10):	19.68%

The percentages set forth in the tables above, other than any weighted averages, are percentages of the aggregate principal balance of the actual mortgage pool to be included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date. Any weighted average is weighted based on the principal balance of the actual mortgage loans to be included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date.

A percentage expressed in parenthesis for a category in the tables above reflects the percentage by which the number set forth for such category may vary in the actual mortgage pool included in the trust on the Closing Date. For example the Aggregate Stated Principal Balance of the mortgage loans included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date, could be lower or higher than the amount specified by as much as 10%.

A number expressed in parenthesis for a category in the tables above reflects the amount by which the number or percentage set forth for such category may vary in the actual mortgage pool included in the trust on the Closing Date. For example, the Cash Out Refinance percentage could vary from 7.44% to 27.44% of the aggregate principal balance of the actual mortgage loans included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date.

The trust will hold a pool of one- to four- family residential hybrid adjustable rate first lien mortgage loans, divided into two loan groups: loan group I and loan group II.

CERTAIN TRANSACTION INFORMATION

Underwriter: Residential Funding Securities LLC

Significant Servicers: Servicers that may subservice 10% or more by principal amount of the mortgage loans include HomeComings Financial Network, Inc., a wholly-owned subsidiary of Residential Funding.

Significant Originators: Originators that originated 10% or more of the mortgage loans include HomeComings Financial Network, Inc., a wholly-owned subsidiary of Residential Funding.

Swap Provider: HSBC Bank USA, N.A

Cut-off Date: August 1, 2006.

Closing Date: On or about August 30, 2006.

Distribution Date: 25th of each month, or the next business day if such day is not a business day, commencing in September 2006.

Assumed Final Distribution Dates: The distribution date in August 2036. The actual final distribution date could be substantially earlier.

Form of certificates: Book-entry: Class A Certificates, Class M Certificates, and Class B Certificates.

Prepayment Assumption: A 30% prepayment assumption assumes a constant prepayment rate, or CPR, of 30% per annum of the then outstanding principal balance of the mortgage loans.

Minimum Denominations: Class A Certificates and those classes of Class M Certificates rated in at least the second highest rating category by one of the rating agencies, in minimum denominations representing an original principal amount of $100,000 and integral multiples of $1,000 in excess thereof. All other classes of Class M Certificates in minimum denominations of $250,000 and integral multiples of $1,000 in excess thereof.

Senior Certificates: Class A Certificates.

Subordinate Certificates: Class M Certificates and Class B Certificates. The Subordinate Certificates will provide credit enhancement to the Senior Certificates.

ERISA: Subject to the considerations contained in the term sheet supplement, the Class A Certificates and Class M Certificates may be eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts assets.

In addition**,** prior to the termination of the Swap Agreement, the Class A Certificates and Class M Certificates may only be purchased by persons investing assets of employee benefit plans or individual retirement accounts assets if such person qualifies for the relief available under one or more of the following investor-based exemptions:

- Prohibited Transaction Class Exemption ("PTCE") 84-14, regarding transactions negotiated by independent "qualified professional asset managers";

- PTCE 90-1, regarding investments by insurance company pooled separate accounts;

- PTCE 91-38, regarding investments by bank collective investment funds;

- PTCE 95-60, regarding investments by insurance company general accounts; or

- PTCE 96-23, regarding transactions negotiated by certain in-house asset managers.

See "ERISA Considerations" in the term sheet supplement and in the related base prospectus.

SMMEA: When issued the offered certificates rated in at least the second highest rating category by one of the rating agencies will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984, or SMMEA, and the remaining classes of certificates will not be "mortgage related securities" for purposes of SMMEA.

See "Legal Investment" in the term sheet supplement and "Legal Investment Matters" in the related base prospectus.

Tax Status: For federal income tax purposes, the depositor will elect to treat the portion of the trust consisting of the related mortgage loans and certain other segregated assets as one or more real estate mortgage investment conduits. The offered certificates will represent ownership of regular interests in a real estate mortgage investment conduit and generally will be treated as representing ownership of debt for federal income tax purposes. You will be required to include in income all interest and original issue discount, if any, on such certificates in accordance with the accrual method of accounting regardless of your usual methods of accounting. For federal income tax purposes, the Class R Certificates for any series will represent residual interests in a real estate mortgage investment conduit.

For further information regarding the federal income tax consequences of investing in the offered certificates, see "Material Federal Income Tax Consequences" in the term sheet supplement and in the related base prospectus.

Credit Enhancement

A. **Excess Cash Flow** – For any Distribution Date, the sum of (i) the excess of the Available Distribution Amount over the sum of (a) the interest distribution amount for the certificates and (b) the principal remittance amount, (ii) any overcollateralization reduction amount, and (iii) any amounts received by the trust under the Swap Agreement for that Distribution Date. Excess Cash Flow may be used to protect the Class A Certificates, Class M Certificates and the Class B Certificates against realized losses by making an additional payment of principal to cover the amount of the realized losses.

B. **Overcollateralization** – The initial aggregate principal balance of the Mortgage Loans is expected to exceed the initial aggregate certificate principal balance of the Certificates by approximately $4,141,000.   This amount represents approximately 0.70% of the aggregate principal balance of the Mortgage Loans and is the initial amount of overcollateralization required to be provided.

C.   Subordination – If the Class B and Class M Certificates remain outstanding, losses on the mortgage loans which are not covered by Excess Cash Flow or Overcollateralization will be first allocated to the class of Class B Certificates and second to the Class M Certificates with the lowest payment priority, and the other classes of certificates will not bear any portion of such losses, except as described in the term sheet supplement. If none of the Class B Certificates or Class M Certificates are outstanding and if there is no Excess Cash Flow or overcollateralization, all such losses will be allocated pro rata, to the Class A Certificates, provided, however, that such losses otherwise allocable to the Class A-II-1 will be allocated first to the A-II-2 Certificates until the Certificate Principal Balance of the Class A-II-2 Certificates has been reduced to zero.

D. **Swap Agreement** – Credit enhancement for the Class A Certificates, Class M Certificates, and Class B Certificates will include net payments made by the Swap Counterparty to the trustee pursuant to the swap agreement.

See "Description of the Certificates – Excess Cash Flow and Overcollateralization and"Description of the Certificates—Allocation of Losses" in the term sheet supplement.

Advances

For any month, if the Master Servicer does not receive the full scheduled payment on a mortgage loan, the Master Servicer will advance funds to cover the amount of the scheduled payment that was not made. However, the Master Servicer will advance funds only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan.

See "Description of the Certificates—Advances" in the term sheet supplement.

Optional Termination

On any distribution date on which the aggregate outstanding principal balance of the mortgage loans as of the related determination date is less than 10% of their aggregate stated principal balance as of the cut-off date, the master servicer may, but will not be required to:

- purchase from the trust all of the remaining mortgage loans, causing an early retirement of the certificates; *or*

- purchase all of the certificates.

Under either type of optional purchase, holders of the outstanding certificates are entitled to receive the outstanding certificate principal balance of the certificates in full with accrued interest, as and to the extent described in the term sheet supplement. However, any optional purchase of the remaining mortgage loans may result in a shortfall to the holders of the most subordinate classes of certificates outstanding, if the trust then holds properties acquired from foreclosing upon defaulted loans. In either case, there will be no reimbursement of losses or interest shortfalls allocated to the certificates.

See "Pooling and Servicing Agreement—Termination" in the term sheet supplement and "The Pooling and Servicing Agreement—Termination; Retirement of Certificates" in the related base prospectus.

Basis Risk Shortfall

With respect to any class of Class A Certificates, Class M Certificates, and Class B Certificates and any distribution date on which the Net WAC Cap Rate is used to determine the Pass-Through Rate of that class of certificates, an amount equal to the excess of (x) accrued certificate interest for that class of certificates calculated at a rate equal to the One Month LIBOR plus the related Margin, over (y) accrued certificate interest for that class calculated using the Net WAC Cap Rate.

Priority of Distributions

Distributions to the holders of the Certificates will be made generally as follows:

A. From the Available Distribution Amount, distribution of accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or any Relief Act Shortfalls) to the holders of Certificates to the extent of the Available Distribution Amount, (after payment of the Expense Fee Rate) in the following order of priority:

(i)   To the Class A-I Certificates solely from loan group I and Class A-II-1 and A-II-2 Certificates, pro rata, solely from loan group II;

(ii)   To the Class M-1 Certificates;

(iii)   To the Class M-2 Certificates;

(iv)   To the Class M-3 Certificates;

(v)   To the Class M-4 Certificates;

(vi)   To the Class M-5 Certificates;

(vii)   To the Class M-6 Certificates;

(viii) To the Class M-7 Certificates;

(ix)   To the Class M-8 Certificates;

(x)   To the Class M-9 Certificates; and

(xi)   To the Class B Certificates.

B. The Principal Distribution Amount will be distributed as follows:

(i)   To the Class A-I Certificates solely from loan group I and Class A-II-1 and A-II-2 Certificates, pro rata, solely from loan group II, until the Certificate Principal Balances thereof are reduced to zero;

(ii)   To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the certificate principal balance of the Class M-1 Certificates is reduced to zero;

(iii)   To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the certificate principal balance of the Class M-2 Certificates is reduced to zero;

(iv)   To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the certificate principal balance of the Class M-3 Certificates is reduced to zero;

(v)   To the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero;

(vi)   To the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the certificate principal balance of the Class M-5 Certificates is reduced to zero;

(vii)   To the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the certificate principal balance of the Class M-6 Certificates is reduced to zero;

(viii)   To the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the certificate principal balance of the Class M-7 Certificates is reduced to zero;

(ix)   To the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the certificate principal balance of the Class M-8 Certificates is reduced to zero;

(x)   To the Class M-9 Certificates, the Class M-9 Principal Distribution Amount, until the certificate principal balance of the Class M-9 Certificates is reduced to zero; and

(xi)   To the Class B Certificates, the Class B Principal Distribution Amount, until the certificate principal balance of the Class B Certificates is reduced to zero.

Swap Agreement

On the Closing Date, the Trustee will enter into a Swap Agreement with the Swap Provider described in the prospectus supplement. The Swap Agreement will have an initial notional amount of $578,200,000. Under the Swap Agreement, the Trust will be obligated to pay an amount equal to 5.56% per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Swap Provider will be obligated to pay to the trust, for the benefit of the holders of the Offered Certificates, an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party (the "Net Swap Payment"). See the attached Preliminary Swap Schedule. [As of the date hereof, the long-term debt of the Swap Provider has been assigned a rating of AA- by Standard & Poor's and Aa2 by Moody's Investors Services. As of the date hereof, BSFP has a ratings classification of "AAA" from Standard & Poor's and "Aaa" from Moody's Investors Service].

The Swap Agreement and any payments made by the Swap Provider thereunder will be assets of the Trust but will not be assets of any REMIC. Upon early termination of the Swap Agreement, the Trust or the Swap Provider may be liable to make a termination payment (the ''Swap Termination Payment'') to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. In the event that the Trustee, on behalf of the Trust, is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, and, if such Swap Termination Payment is not due as a result of the occurrence of a Swap Provider Trigger Event (as defined in the Swap Agreement), such payment will be prior to distributions to Certificateholders.

Excess Cash Flow Distributions

On any Distribution Date, the Excess Cash Flow and subsequent recoveries received by the Master Servicer with respect to any defaulted Mortgage Loan will be allocated among the certificates as set forth in the term sheet supplement in the following order of priority:

(i)   as part of the Principal Distribution Amount, to pay to the holders of the Class A Certificates, Class M Certificates, and Class B Certificates, in the priority described under "Priority of Distributions" above, in reduction of their Certificate Principal Balances, the principal portion of realized losses previously allocated to reduce the Certificate Principal Balance of any class of Class A Certificates, Class M Certificates or Class B Certificates and remaining unreimbursed, but only to the extent of subsequent recoveries for that Distribution Date;

(ii)   as part of the Principal Distribution Amount, to pay to the holders of the Class A Certificates, Class M Certificates, and Class B Certificates, in the priority described under "Priority of Distributions" above, in reduction of their Certificate Principal Balances, the principal portion of realized losses incurred on the Mortgage Loans for the preceding calendar month;

(iii)   to pay the holders of the Class A Certificates, Class M Certificates, Class B Certificates as part of the Principal Distribution Amount, in the priority described under "Priority of Distributions" above, any Overcollateralization Increase Amount;

(iv)   to pay the holders of Class A Certificates, Class M Certificates, and Class B Certificates, the amount of any Prepayment Interest Shortfalls allocated thereto for that Distribution Date, on a pro rata basis based on Prepayment Interest Shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation on that Distribution Date;

(v)   to pay to the holders of the Class A Certificates, Class M Certificates, and Class B Certificates, any Prepayment Interest Shortfalls remaining unpaid from prior Distribution Dates together with interest thereon, on a pro rata basis based on unpaid prepayment interest shortfalls previously allocated thereto;

(vi)   to pay to the holders of the Class A Certificates, in the priority described under "Priority of Distributions" above, if applicable, and then to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates in that order of priority, the amount of any Basis Risk Shortfalls remaining unpaid as of that Distribution Date;

(vii)   to pay to the holders of the Class A Certificates, in the priority described under "Priority of Distributions" above, if applicable, Class M Certificates and Class B Certificates, the amount of any Relief Act Shortfalls allocated thereto, on a pro rata basis based on Relief Act Shortfalls allocated thereto for that Distribution Date;

(viii)   to pay to the holders of the Class A Certificates, in the priority described under "Priority of Distributions" above, if applicable, and then to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 Certificates, and Class B Certificates in that order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(ix)   to the Swap Provider, an amount equal to any Swap Termination Payment owed to the Swap Provider due to a Swap Provider Trigger Event pursuant to the Swap Agreement; and

(x)   pay to the holders of the Class SB Certificates and Class R Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Principal Remittance Amount

For any Distribution Date, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

Principal Distribution Amount

For any Distribution Date, the lesser of (a) the excess of (x) the available distribution amount over (y) the interest distribution amount and (b) the sum of (x) the Principal Remittance Amount for the Mortgage Loans and (y) the Excess Cash Flow to the extent distributable as principal to cover realized losses on the Mortgage Loans and to reach the Required Overcollateralization Amount minus any Overcollateralization Reduction Amount and certain other amounts with respect to servicing modifications as set forth in the pooling and servicing agreement.

Class A Principal Distribution Amount

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the Principal Distribution Amount for that Distribution Date and (b) the excess, if any, of (x) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the aggregate Stated Principal Balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate Stated Principal Balance of the Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the Overcollateralization Floor.

Class M-1 Principal Distribution Amount

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, after taking into account the payment of the Class A Principal Distribution Amount for that Distribution Date and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the aggregate Stated Principal Balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate Stated Principal Balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-2 Principal Distribution Amount

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates, after taking into account the payment of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount for that Distribution Date and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the aggregate Stated Principal Balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate Stated Principal Balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-3 Principal Distribution Amount

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates, after taking into account the payment of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount for that Distribution Date and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the aggregate Stated Principal Balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate Stated Principal Balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-4 Principal Distribution Amount

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, after taking into account the payment of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount for that Distribution Date and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the aggregate Stated Principal Balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate Stated Principal Balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-5 Principal Distribution Amount

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the   Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates, after taking into account the payment of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount for that Distribution Date and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the aggregate Stated Principal Balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate Stated Principal Balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-6 Principal Distribution Amount

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the   Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates after taking into account the payment of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount for that Distribution Date and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the aggregate Stated Principal Balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate Stated Principal Balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-7 Principal Distribution Amount

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-7 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-8 Principal Distribution Amount

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount and the Class M-7 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount and the Class M-7 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class M-7 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount and Class M-7 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-8 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the

aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-9 Principal Distribution Amount

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount and the Class M-8 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount and the Class M-8 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates and Class M-8 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount and Class M-8 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-9 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class B Principal Distribution Amount

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount, the Class M-8 Principal Distribution Amount and the Class M-9 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount, the Class M-8 Principal Distribution Amount and the Class M-9 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount, Class M-8 Principal Distribution Amount and Class M-9 Principal Distribution Amount and (ii) the certificate principal balance of the Class B Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Allocation of Losses

Any realized losses will be allocated in the following order of priority:

(i)   To Excess Cash Flow for the related Distribution Date;

(ii)   To the overcollateralization amount, until it has been reduced to zero;

(iii)   To the Class B Certificates, until the certificate principal balance thereof has been reduced to zero;

(iv)   To the Class M-9 Certificates, until the certificate principal balance thereof has been reduced to zero;

(v)   To the Class M-8 Certificates, until the certificate principal balance thereof has been reduced to zero;

(vi)   To the Class M-7 Certificates, until the certificate principal balance thereof has been reduced to zero;

(vii) To the Class M-6 Certificates, until the certificate principal balance thereof has been reduced to zero;

(viii) To the Class M-5 Certificates, until the certificate principal balance thereof has been reduced to zero;

(ix) To the Class M-4 Certificates, until the certificate principal balance thereof has been reduced to zero;

(x) To the Class M-3 Certificates, until the certificate principal balance thereof has been reduced to zero;

(xi) To the Class M-2 Certificates, until the certificate principal balance thereof has been reduced to zero;

(xii) To the Class M-1 Certificates, until the certificate principal balance thereof has been reduced to zero; and,

(xiii) To the Class A Certificates in the priority described under "Priority of Distributions" above, until reduced to zero.

Preliminary Swap Schedule

Distribution Date	Notional Schedule ($)	Distribution Date	Notional Schedule ($)
9/25/2006	578,200,000.00	3/25/2009	236,343,836.47
10/25/2006	561,216,638.18	4/25/2009	229,397,716.74
11/25/2006	544,731,833.29	5/25/2009	222,655,599.47
12/25/2006	528,730,956.77	6/25/2009	216,111,496.63
1/25/2007	513,199,809.11	7/25/2009	209,759,607.51
2/25/2007	498,124,607.29	8/25/2009	203,593,055.43
3/25/2007	483,491,972.56	9/25/2009	197,607,427.06
4/25/2007	469,288,918.60	10/25/2009	191,797,636.12
5/25/2007	455,502,839.99	11/25/2009	186,158,520.35
6/25/2007	442,121,501.08	12/25/2009	180,685,069.00
7/25/2007	429,133,025.10	1/25/2010	175,372,418.31
8/25/2007	416,525,883.65	2/25/2010	170,215,847.28
9/25/2007	404,288,886.51	3/25/2010	165,210,773.41
10/25/2007	392,411,171.69	4/25/2010	160,352,748.71
11/25/2007	380,882,195.84	5/25/2010	155,637,455.69
12/25/2007	369,691,724.88	6/25/2010	151,060,703.58
1/25/2008	358,829,824.92	7/25/2010	146,618,424.57
2/25/2008	348,286,853.49	8/25/2010	142,306,670.24
3/25/2008	338,053,450.99	9/25/2010	138,121,608.03
4/25/2008	328,120,532.36	10/25/2010	134,059,517.87
5/25/2008	318,479,279.06	11/25/2010	130,116,788.86
6/25/2008	309,121,131.25	12/25/2010	126,289,916.06
7/25/2008	300,037,780.22	1/25/2011	122,575,497.41
8/25/2008	291,221,160.95	2/25/2011	118,970,230.68
9/25/2008	282,663,445.09	3/25/2011	115,470,910.57
10/25/2008	274,357,033.90	4/25/2011	112,074,425.85
11/25/2008	266,294,551.57	5/25/2011	108,777,659.31
12/25/2008	258,468,838.70	6/25/2011	105,577,782.06
1/25/2009	250,872,945.91	7/25/2011	102,471,948.65
2/25/2009	243,500,127.70	8/25/2011	99,457,486.85

* The Preliminary Swap Schedule is indicative and subject to change